SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Lonestar Resources US Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

54240F103

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

CUSIP No. 54240F103

1.	Name of Reporting Person Leucadia National Corporation, on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,478,261
	8.	Shared Voting Power 1,000,227
	9.	Sole Dispositive Power 3,478,261
	10.	Shared Dispositive Power 1,000,227
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,478,488
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%
14.	Type of Reporting Person (See Instructions) CO; HC

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Lonestar Resources US Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 600 Bailey Avenue, Suite 200, Fort Worth, Texas 76107.

Item 2. Identity and Background.

This Schedule 13D is being filed by Leucadia National Corporation (“Leucadia”) on behalf of itself and its controlled subsidiaries (the “Reporting Person”). Leucadia is a diversified holding company engaged through its consolidated subsidiaries in a variety of businesses, including investment banking and capital markets, beef processing, manufacturing, oil and gas exploration and production and asset management. Leucadia also owns equity interests in businesses that are accounted for under the equity method of accounting, including a diversified holding company, real estate, commercial mortgage banking and servicing, telecommunication services in Italy, automobile dealerships and development of a gold and silver mining project.

The address of the principal office of the Reporting Person is 520 Madison Ave., New York, NY 10022. Leucadia is incorporated in the State of New York.

The names of Leucadia’s directors and executive officers (the “Scheduled Persons”) are provided on Schedule I.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Scheduled Persons, has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 22, 2016, the Reporting Person purchased 3,478,261 shares of Common Stock at $5.75 per share pursuant to a public offering by the Issuer. The securities were acquired by the Reporting Person using cash from working capital in the amount of approximately $20 million.

Item 4. Purpose of Transaction.

Pursuant to an Equity Commitment Letter dated August 2, 2016 between the Reporting Person and the Issuer, the Reporting Person agreed to purchase $20 million of Common Stock in any qualified offering by the Issuer completed on or before December 31, 2016. The Reporting

Person’s agreement to purchase the Common Stock was conditioned on, amongst other things, the Issuer (i) selecting a lead underwriter approved by the Reporting Person, (ii) having, together with its subsidiaries, no more than $295 million of long-term debt outstanding (net of cash and cash equivalents), and (iii) the equity order book in the offering being no less than $40 million excluding the Reporting Person’s commitment. The Issuer agreed to pay the Reporting Person a commitment fee equal to $1 million, payable whether such an offering is launched or consummated, upon the earlier of (i) the closing of the offering, (ii) the termination of the offering and (iii) December 31, 2016. In addition, pursuant to the Equity Commitment Letter, following the Reporting Person’s acquisition of Common Stock on December 22, 2016, the Issuer is obligated to use commercially reasonable efforts to enter into arrangements to provide the Reporting Person with the right to appoint one director to the board of directors of the Issuer, provided that such right will terminate at such time as the Reporting Person and its affiliates own a number of shares of Common Stock equal to less than 50% of the shares purchased by the Reporting Person on December 22, 2016.

The Reporting Person’s controlled subsidiary Juneau Energy LLC owns immediately exercisable warrants to purchase: (i) 200,000 shares of Common Stock at an exercise price of $5.00 per share expiring August 3, 2021; (ii) 40,000 shares of Common Stock at an exercise price of $5.00 per share expiring August 10, 2021 and (iii) 260,000 shares of Common Stock at an exercise price of $5.00 per share expiring August 15, 2021.

Other than described above, the Reporting Person does not have any plans or proposals of the type referred to in Items 4(a) through (j) of Schedule 13D. The Reporting Person, however, retains the right to change its intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Person’s affiliates operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent with respect to any such transaction involving the Issuer and its affiliates.

Item 5. Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person is the beneficial owner of 4,478,261 shares of Common Stock representing 20.1% of the Issuer’s outstanding shares. This number includes 500,000 shares of Common Stock underlying immediately exercisable warrants to purchase Common Stock held by the Reporting Person’s controlled subsidiary Juneau Energy LLC. The Reporting Person has sole power to vote and to dispose of 3,478,261 shares of Common Stock and shared power with its controlled subsidiary Juneau Energy LLC to vote and to dispose of 1,000,227 shares of Common Stock.

Number of shares as to which such person has:

Sole power to vote or to direct the vote: 3,478,261

Shared power to vote or to direct the vote: 1,000,227

Sole power to dispose or to direct the disposition of: 3,478,261

Shared power to dispose or to direct the disposition of: 1,000,227

Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in Common Stock of the Issuer during the past 60 days.

Except as set forth in this Item 5, no person other than each respective record owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As described in Item 4, the Issuer is obligated to use commercially reasonable efforts to enter into arrangements to provide the Reporting Person with the right to appoint one director to the board of directors of the Issuer.

As described in Item 4, the Issuer agreed to pay the Reporting Person a commitment fee equal to $1 million, payable upon the closing of the December 22, 2016 offering of Common Stock.

As described in Item 4, the Issuer’s controlled subsidiary Juneau Energy LLC owns warrants to purchase an aggregate of 500,000 shares of Common Stock at an exercise price of $5.00 per share.

The Reporting Person is a party to a Registration Rights Agreement with the Issuer dated as of August 2, 2016. Pursuant to the Registration Rights Agreement, the Issuer has agreed to register for resale certain shares of Common Stock issued or issuable to the Reporting Person, including those issuable upon exercise of the warrants.

Item 7. Material to be Filed as Exhibits.

99.1	Equity Commitment Letter dated August 2, 2016.

99.2	Registration Rights Agreement dated August 2, 2016 by and among Lonestar Resources US Inc., Leucadia National Corporation and Juneau Energy LLC is incorporated by reference to Exhibit 4.1 of Lonestar Resources US Inc.’s Form 8-K filed on August 3, 2016.

99.3	Form of Warrant to Purchase Common Stock of Lonestar Resources US Inc. is incorporated by reference to Exhibit D of Exhibit 10.1 of Lonestar Resources US Inc.’s Form 8-K filed on August 3, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2016	Leucadia National Corporation

	By:	/s/ Roland T. Kelly
Roland T. Kelly
Associate General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Persons:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.
Brian P. Friedman (Director and President)	(1)	U.S.
W. Patrick Campbell (Director)	(1)	U.S.
Jeffrey C. Keil (Director)	(1)	U.S.
Robert E. Joyal (Director)	(1)	U.S.
Michael T. O’Kane (Director)	(1)	U.S.
Joseph S. Steinberg (Director)	(1)	U.S.
Linda L. Adamany (Director)	(1)	U.S.
Robert D. Beyer (Director)	(1)	U.S.
Francisco L. Borges (Director)	(1)	U.S.
Stuart H. Reese (Director)	(1)	U.S.
John M. Dalton (Controller)	(1)	U.S.
Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.
Michael J. Sharp (Executive Vice President, General Counsel and Secretary)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022